Exhibit 99.1

China Hydroelectric Corporation Issues A Second Letter to Its Shareholders Concerning Recent Actions by a Minority Shareholder Group

NEW YORK, September 12, 2012 /PRNewswire-Asia-FirstCall/ -- The Board of Directors of China Hydroelectric Corporation (NYSE: CHC, CHCWS) (the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced that it has issued the following letter to its shareholders in response to recent actions taken by a minority shareholder group:

Dear Shareholder of China Hydroelectric Corporation:

As you are aware, a group of minority shareholders (the “Insurgents”) of China Hydroelectric Corporation (the “Company”) has sought to unilaterally call an extraordinary general meeting of shareholders in an attempt to acquire control of your Company by seeking to replace the Company’s Board of Directors (the “Board”) with their own nominees.

The Board is more resolute than ever that these efforts being pressed by the Insurgents are not in the best interests of a majority of shareholders and wish to make you aware of the following:

  The Company filed a Complaint against the Insurgents in Federal Court on September 10, 2012. The complaint alleges that the Insurgents violated Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by failing to make timely disclosure of their plans to take control of the Company and by making misleading disclosures and omitting material facts in their disclosures to shareholders. The complaint seeks to, among other things, enjoin the Insurgents from voting or soliciting proxies until they comply with Section 13(d) of the Exchange Act. The Judge assigned to this matter has granted our request for expedited discovery, and a preliminary hearing is scheduled for October 4, 2012.
  The Insurgents have no experience in operating or managing businesses of any kind, let alone hydroelectric plants located in the People’s Republic of China. Your management is composed of the Company’s founders, experienced developers, owners and operators of hydroelectric assets around the world, including in China since the early 1990’s. Meanwhile, the Insurgents’ proposed slate of Directors is composed of inexperienced financial players with virtually no experience or expertise operating or managing businesses in any industry.
  The Insurgents have NO plan for improving the Company’s results. The Insurgents have criticized the Company while offering no plan as how the Insurgents would increase value for the shareholders of the Company. Your management has already taken concrete measures to enhance the Company’s performance, as indicated by the Company’s significantly improved financial and operating performance in 2012 versus 2011. The Board and management are committed to building on the Company’s strong results so far in 2012 and are confident that these strong results will continue. To this end, the Board and the Company have retained Morgan Stanley & Co LLC (“Morgan Stanley”) to serve as its exclusive financial advisor to assist the Board in identifying and evaluating potential strategic alternatives available to the Company to unlock and increase shareholder value. The Insurgents only “plan” is to take control of the Company without paying the other shareholders ANY consideration for that control.

  The Insurgents’ meeting scheduled for September 28, 2012 is NOT a valid meeting. The Insurgents’ failure to comply with the Company’s Charter and the NYSE rules regarding the setting of a record has created confusion and uncertainty with respect to the Insurgents’ purported meeting and will certainly result in the disenfranchisement of a meaningful number of shareholders. Your Board does not believe the purported September 28th meeting is a validly called meeting. We urge all of our shareholders to mark the box “Against” on the Insurgents White proxy card and return it pursuant to the instructions on the card.

The Board and management are determined to increase value for all shareholders. WE urge you to vote “Against” THE REMOVAL OF the CURRENT DIRECTORS and “AGAINST” THE INSURGENTS’ PROPOSED DIRECTORS on the Insurgents’ white proxy card.

If you have any questions, please do not hesitate to contact John Kuhns or Mary Fellows at either 646-467-9810 or 860-435-7000.

Best regards,

John Kuhns, Chairman

IMPORTANT INFORMATION

The Company has called an Annual General Meeting of shareholders for

October 19, 2012

If you have voted a proxy card sent to you from the Insurgents for their purported
September 28th meeting, you have every right to revoke that vote. Your Board of
Directors urges you to vote AGAINST the Insurgents’ agenda.

If you need assistance or have any questions you may also call:

Morrow & Co., LLC

Toll Free: 1-800-662-5200

Call Collect: (203) 658-9400

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (the “Company”) is an owner and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 26 operating hydropower stations in China with total installed capacity of 548 MW, of which it acquired 22 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com .

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China , and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2012 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Company:	Investor Relations firm:

John E. Donahue, VP of Investor Relations	Scott Powell, Senior Vice President
China Hydroelectric Corporation	MZ Group
Phone: +1-646-467-9810	Phone: +1-212-301-7130
Email: john.donahue@chinahydroelectric.com	Email: scott.powell@mzgroup.us